UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2021

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

The financial statements and other contents related to the completion of the acquisition of CyberKick Ltd. provided in this Report on Form 6-K are being filed in order to comply with applicable Securities and Exchange Commission rules and regulations.

This Report on Form 6-K consists of (i) the Registrant’s unaudited Interim Condensed Consolidated Financial Statements as of and for the period ended June 30, 2021, which are attached hereto as Exhibit 99.1; (ii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021, which is attached hereto as Exhibit 99.2; (iii) the Financial Statements of CyberKick Business as of and for the year ended December 31, 2020 (audited), which is attached hereto as Exhibit 99.3; (iv) the Condensed Interim Financial Statements of CyberKick Business as of and for the six months period ended June 30, 2021 (unaudited), which is attached hereto as Exhibit 99.4; (v) unaudited pro forma financial statements of the Registrant as of and for the periods ended December 31, 2020 and June 30, 2021, which are attached hereto as Exhibit 99.5; and (vi) the Share Purchase Agreement related to the acquisition by the Registrant of CyberKick, which is attached hereto as Exhibit 99.6.

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138 and 333-258744) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629 and 333-253983) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of CyberKick Business.

99.1	Safe-T Group Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021.

99.2	Safe-T Group Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six-months ended June 30, 2021.

99.3	CyberKick Business Financial Statements as of December 31, 2020 (audited).

99.4	CyberKick Business Condensed Interim Financial Statements as of June 30, 2021 (unaudited).

99.5	Unaudited Pro Forma Financial Statements.

99.6*	Share Purchase Agreement, dated July 1, 2021, among Takoomi Ltd., Safe-T Group Ltd., CyberKick Ltd., Mr. Roni Lev and Mr. Yotam Benattia.

*

Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: November 16, 2021

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